Exhibit 99.1

DRAFT FORM

BUSINESS CORPORATIONS ACT
RESTATED ARTICLES OF INCORPORATION
STATUTS MIS À JOUR

1.	The name of the corporation is:		Dénomination sociale de la compagnie:

THOMSON REUTERS CORPORATION

2.	Date of incorporation/amalgamation		Date de la constitution ou de la fusion

28 December 1977
(Day, Month, Year)(jour, mois, année)

3.	The address of the registered office is: Adresse du siège social:

Suite 2706, Toronto Dominion Bank Tower
(Street & No. or R.R. No. & if Multi-Office Building give Room No.) (Rue et numéro ou numéro de la R.R. et, s’il s’agit d’un édifice à bureaux, numéro du bureau)

	Toronto-Dominion Centre, Toronto, Ontario		M5K 1A1
(Name of Municipality or Post Office) (Nom de la municipalité ou du bureau de poste) (Postal Code)/(Code Postal)

	(Name of Municipality, Geographic Township) (Nom de la municipalité, du canton)	dans le/la	(County, District or Regional Municipality) (Comté, district, municipalité régionale)

4.	Number (or minimum and maximum number) of directors is:		Nombre (ou nombres minimal et maximal) d’administrateurs:

Minimum of five (5); maximum of twenty (20).

5.	The director(s) is/are:		Administrateur(s):

First name, middle name & surname Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality and Postal Code Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et le code postal	Resident Canadian State Yes or No Résident Canadien Oui/Non

6.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.	Limites, s’il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

None.

7.	The classes and any maximum number of shares that the corporation is authorized to issue:	Catégories et nombre maximal, s’il y a lieu, d’actions que la compagnie est autorisée à émettre:

Section 1.1 of the attached Schedule A is incorporated in this form.

8.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s’il y a lieu, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs à chaque catégorie d’actions qui peut être émise en série:

Section 1.2 through Section 1.7 of the attached Schedule A are incorporated in this form.

9.	The issue, transfer or ownership of shares is restricted and the restrictions (if any) are as follows:	L’émission, le transfert ou la propriété d’actions est/n’est pas restreint. Les restrictions, s’il y a lieu, sont les suivantes:

2

Subsections 1.5.5, 1.6.4 and 1.7.4 of the attached Schedule A are incorporated in this form.

10.	Other provisions, (if any):	Autres dispositions, s’il y a lieu:

Article 2 through Article 8 of the attached Schedule A are incorporated in this form.

11.

These restated articles of incorporation correctly set out the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation and all the amendments thereto.

Les présents statuts mis à jour énoncent correctement les dispositions correspondantes des statuts constitutifs telles qu’elles sont modifiées et remplacent les statuts constitutifs et les modifications qui y ont été apportées.

	These articles are signed in duplicate.	Les présents status sont signés en double exemplaire.

THOMSON REUTERS CORPORATION
(Name of Corporation) (Dénomination sociale de la compagnie)

By:	“ ”
Name: Title:

3

TABLE OF CONTENTS

ARTICLE 1.
CAPITALIZATION		1
1.1	Capitalization	1
1.2	Common Shares	1
1.3	Preference Shares	2
1.4	Cumulative Redeemable Floating Rate Preference Shares, Series II	3
1.5	Special Voting Share	12
1.6	The Reuters Founders Share	14
1.7	Equalization Share	30

ARTICLE 2.
MANAGEMENT OF THE CORPORATION		31
2.1	Constitution of the Board of Directors	31
2.2	Management Generally	31
2.3	Management in relation to the Equalization and Governance Agreement	31
2.4	Observance of Reuters Trust Principles	32

ARTICLE 3.
THOMSON-REUTERS NEWS SERVICES		32
3.1	Entitlement to Receive Thomson Reuters News Services	32

ARTICLE 4.
AMENDMENTS TO ARTICLES		33
4.1	Joint Electorate Action Amendments	33
4.2	Class Rights Action Amendments	33
4.3	Amendments upon Termination of Equalization and Governance Agreement	33

ARTICLE 5.
CASH DISTRIBUTIONS		34
5.1	Equalization Payment	34
5.2	Timing of Cash Distribution	34

ARTICLE 6.
INSOLVENCY		35
6.1	TR PLC Insolvency	35
6.2	Corporation Insolvency	36
6.3	Corporation and TR PLC Insolvency	36
6.4	Interpretation	37

ARTICLE 7.
TAKE-OVER BIDS		37
7.1	Equivalent Treatment Principle	37

7.2	Qualifying Take-Over Bids	38

ARTICLE 8.
INTERPRETATION		39
8.1	Headings	39
8.2	References to Articles	40
8.3	Acting Jointly or in Concert	40
8.4	Deemed Beneficial Ownership	40
8.5	Determinations of the Board	41
8.6	Definitions	41

ii

SCHEDULE A

ARTICLE 1.
CAPITALIZATION

1.1                                                                               Capitalization

The Corporation is authorized to issue:

(a)                                                    an unlimited number of common shares (“Common Shares”);

(b)                                                   an unlimited number of preference shares, issuable in series (“Preference Shares”);

(c)                                                    one special voting share (the “Special Voting Share”);

(d)                                                   one Reuters founders share (the “Reuters Founders Share”); and

(e)                                                    one equalization share (the “Equalization Share”).

1.2                                                                               Common Shares

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

1.2.1                        Notice of Meetings and Voting Rights

Except for meetings of holders of a particular class or series of shares other than the Common Shares required by Applicable Laws to be held as a separate class or series meeting, the holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and at any such meeting to vote, together with (except at meetings of holders of Common Shares required by Applicable Laws to be held as a separate class meeting) the holder of the Special Voting Share, on all matters submitted to a vote on the basis of one vote for each Common Share held.

1.2.2                        Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares and to Applicable Laws, the holders of the Common Shares shall be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine.

1.2.3                        Liquidation, Dissolution and Winding Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding up of the

Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to share equally, according to the number of Common Shares held by them, in all remaining property and assets of the Corporation.

1.3                                                                               Preference Shares

The rights, privileges, restrictions and conditions attaching to the Preference Shares are as follows:

1.3.1                        Each series of preference shares without par value (“Preference Shares”) shall consist of such number of shares as shall before issuance thereof be fixed by the directors who shall at the same time determine the designation, rights, privileges, restrictions and conditions attaching to the Preference Shares of each such series including, without limiting the generality of the foregoing, the rate of preferential dividends, whether dividends shall be cumulative or non-cumulative, the dates of payment thereof, whether the shares shall be redeemable and if so the redemption price and the terms and conditions of redemption, any voting rights, any conversion rights, any sinking fund, purchase fund or other provisions attaching thereto, and the amount payable on return of capital in the event of the liquidation, dissolution or winding up of the Corporation.

1.3.2                        The Preference Shares shall be entitled to a preference over the common shares without par value and any other shares of the Corporation ranking junior to the Preference Shares with respect to the payment of dividends and all amounts payable on return of capital in the event of the liquidation, dissolution or winding up of the Corporation but shall not have any further right to participate in profits. The Preference Shares of any series shall be entitled to such other preferences over the common shares without par value and any other shares ranking junior to the Preference Shares as may be determined by the directors when authorizing the respective series.

1.3.3                        The holders of the Preference Shares shall not be entitled to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation and shall not be entitled to vote separately as a class or as a series thereof upon any proposal to amend the articles of the Corporation to change the maximum number of the shares of any class or series thereof, or to effect an exchange, reclassification or cancellation of the Preference Shares or any series thereof, or to create a new class of shares or series thereof having rights or privileges equal or superior to the Preference Shares or any series thereof; provided, however, that notwithstanding the foregoing provisions of this subsection 1.3.3:

(a)                                                    the holders of any series of the Preference Shares shall be entitled to receive notice of and to vote at meetings of shareholders of the Corporation to the extent specifically provided in the rights and privileges to be attached to such series,

(b)                                                   the holders of the Preference Shares or of any series thereof shall be entitled to vote separately as a class or as a series in respect of any matter for which a separate vote is specifically provided in the Business Corporations Act, 1982 or any successor statute thereto, other than in respect of a proposal to amend the articles in a manner as hereinbefore in this subsection 1.3.3 specified, and

(c)                                                    the holders of the Preference Shares shall be entitled to receive notice of a meeting of shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

1.4                                                                               Cumulative Redeemable Floating Rate Preference Shares, Series II

The second series of Preference Shares shall consist of 6,000,000 shares which shall be designated as Cumulative Redeemable Floating Rate Preference Shares, Series II (hereinafter called the “Series II Preference Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.4.1                        Consideration for Issue

The consideration for the issue of each Series II Preference Share shall be $25.00.

1.4.2                        Dividends

(a)                                                    Definitions.  Where used in these share provisions, the following terms shall have the following meanings, respectively:

“Banks” means collectively, The Royal Bank of Canada, The Toronto-Dominion Bank and The Bank of Nova Scotia (or, alternatively, with respect to any such bank, if another bank has merged with or becomes a successor to the business of such bank, such other bank), and the term “Bank” means one of the Banks.

“Daily Prime Rate” means for any Bank, for any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans made by such Bank to customers in Canada and designated by such Bank as its prime rate.

“Daily Prime Rate of the Banks” means, for any day, the arithmetic average (rounded to the nearest one one-thousandth of one percent

(0.001%)) of the Daily Prime Rates for such day for each of the Banks for which there is a Daily Prime Rate for such day or, if there is no Bank for which there is a Daily Prime Rate for such day, the annual rate which is 1.5% above the average yield, expressed as an annual rate, on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the last tender of such Treasury Bills held on a day preceding such day.

“Dividend Payment Date” means the last day of March, June, September and December in each calendar year from and including 1987.

“Initial Issue Date” means the first date on which there is at least one Series II Preference Share issued and outstanding.

“Prime Rate” means, for any period, the arithmetic average (rounded to the nearest one one-hundredth of one percent (0.01%)) of the Daily Prime Rates of the Banks for each day during such period.

“Quarterly Dividend Period” means the period from and including the Initial Issue Date to and including March 31, 1987 and each period thereafter which commences on a day immediately following a Dividend Payment Date and ends on the first Dividend Payment Date after such day.

“Quarterly Dividend Rate” means, with respect to any Quarterly Dividend Period, that proportion of seventy percent (70%) of the Prime Rate for the period commencing with the first day of such Quarterly Dividend Period and ending on the 15th day of the last calendar month during such Quarterly Dividend Period which the number of days in such Quarterly Dividend Period bears to 365 or, if such last calendar month falls in a leap year, 366.

1.4.3                        Dividends

(a)                                                    Payment of Dividends.  The holders of the Series II Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors of the Corporation, out of monies of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in an amount per Series II Preference Share equal to the amount obtained when the Quarterly Dividend Rate with respect to the Quarterly Dividend Period in which such Dividend Payment Date falls is multiplied by $25.00.

(b)                                                   Method of Payment.  Dividends (less any tax required to be withheld by the Corporation) on the Series II Preference Shares shall be paid by cheque payable at par in lawful money of Canada at any branch in

Canada of the Corporation’s bankers for the time being, mailed to the registered holders of the Series II Preference Shares by prepaid first class mail addressed to each such holder at his address as it appears on the books of the Corporation, or in the event of the address of such holder not so appearing, to the address of such holder last known to the Corporation, or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar or transfer agent for the Series II Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, shall be deemed to be payment of the dividends represented thereby unless the cheque is not paid upon presentation or payment by such other means is not received. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were payable shall be forfeited to the Corporation.

(c)                                                    Cumulative Payment of Dividends.  If on any Dividend Payment Date the dividends payable on such date as provided in subsection 1.4.3(a) are not paid in full on all of the Series II Preference Shares then outstanding, such dividends, or the unpaid part thereof, which for all purposes hereof shall until paid be considered to be dividends accrued and unpaid, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series II Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

(d)                                                   Calculation of Certain Accrued and Unpaid Dividends.  For all purposes hereof, dividends shall accrue on a day-to-day basis and the amount of accrued and unpaid dividends upon a Series II Preference Share on or to any date (the “Relevant Date”) is the amount of dividends considered then to be accrued and unpaid in accordance with subsection 1.4.3(c) plus, if the Relevant Date is not a Dividend Payment Date, the amount of dividends accrued and unpaid with respect to the period commencing on the day after the immediately preceding Dividend Payment Date (or, if there has been no such date, on the Initial Issue Date) and ending on the Relevant Date, and the amount of dividends accrued and unpaid with respect to such latter period is the amount obtained when:

(i)                          $25.00 multiplied by seventy percent (70%) of the Prime Rate for that portion of such period which excludes the last seven days thereof (or, if there is no such portion, for the period of seven days ending seven days before the Relevant Date)

is multiplied by

(ii)                       the quotient obtained when the number which is one less than the number of days in such period is divided by 365 or, if the calendar year in which the Relevant Date falls is a leap year, by 366.

1.4.4                        Redemption

(a)                                                    At the Option of the Corporation.  The Series II Preference Shares shall not be redeemable at the option of the Corporation on or prior to December 30, 1989. After December 30, 1989, but subject to the provisions hereof, the Corporation at its option may, upon giving notice as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series II Preference Shares, on payment for each share to be redeemed at the following price:

If redeemed in the 12 months ending December 30	Price
1990	$25.50
1991	25.25
1992 and thereafter	25.00

in each case together with all accrued and unpaid dividends thereon (the applicable aforesaid price plus such accrued and unpaid dividends are hereinafter collectively referred to as the “Redemption Price”). Any Series II Preference Shares redeemed pursuant to this subsection 1.4.4(a) shall be cancelled and not reissued.

If the Corporation desires to redeem only part of the outstanding Series II Preference Shares, the Series II Preference Shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation may in their sole and absolute discretion determine to be equitable, including without limitation, if the directors of the Corporation so determine, pro rata (disregarding fractions) in proportion to the number of Series II Preference Shares held by each of the holders thereof.

If a part only of the Series II Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

(b)                                                   Manner of Redemption.  In the case of any redemption of Series II Preference Shares pursuant to subsection 1.4.4(a) hereof, the Corporation shall, at least 30 days prior to the date fixed for such redemption (the “Redemption Date”), give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series II Preference Shares to be redeemed of the intention of the Corporation to redeem such Series II Preference Shares. Such notice shall set out the Redemption Date, the Redemption Price, the number of Series II Preference Shares held by the person to whom it is addressed which are to be redeemed and the place or places within Canada at which holders of Series II Preference Shares may present and surrender such shares for redemption.

(c)                                                    Such notice shall be validly and effectively given if delivered personally to the registered holder of the Series II Preference Shares for whom it is intended or if mailed by prepaid first class mail addressed to such holder at his address as it appears on the books of the Corporation or, in the event of the address of such holder not so appearing, to the address of such holder last known to the Corporation; provided, however, that the accidental failure or omission to give such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption, but upon such failure or omission being discovered, notice shall be given forthwith to such holder or holders as aforesaid and shall have the same force and effect as if given in due time. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to the holders of Series II Preference Shares by means of publication once in each of two successive weeks in the Report on Business section of the National Edition of the Globe and Mail or one or more other daily newspapers of general and national circulation in Canada.

(d)                                                   On and after the Redemption Date, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series II Preference Shares so called for redemption the Redemption Price for such Series II Preference Shares on presentation and surrender, at any place at which the Series II Preference Shares may be transferred or at such other place or places within Canada as may be designated in such notice, of the certificate or certificates representing the Series II Preference Shares called for redemption. Payment of the Redemption Price (less any tax required to be withheld by the Corporation) shall be made by cheque payable at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being delivered personally to the registered holder of the Series II Preference Shares for whom it is intended or mailed by prepaid first class mail addressed to such holder at the address of such holder as it appears on the books of the Corporation or, in the event of the address of such holder not so appearing, to the address of such holder last known to the Corporation. Unless such cheque is not paid on presentation, the delivery or mailing of such payment shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to a holder of Series II Preference Shares so called for redemption. From and after the Redemption Date, the Series II Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holder of any Series II Preference Shares called for redemption shall not be entitled to exercise any of the rights of a shareholder in respect thereof except to receive the Redemption Price therefor, provided that if payment of such Redemption Price is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holder shall remain unaffected.

(e)                                                    The Corporation shall have the right, at any time after giving notice of its intention to redeem any Series II Preference Shares as aforesaid, to deposit the aggregate Redemption Price of the Series II Preference Shares so called for redemption, or of such of the said Series II Preference Shares as are represented by certificates which have at the date of such deposit not been surrendered by the holders thereof in connection with such redemption, in a special account in any chartered bank or trust company in Canada, to be paid without interest to or to the order of the respective holders of the Series II Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such Series II Preference Shares, provided such bank or trust company has been identified as a place at which Series II Preference Shares are to be presented and surrendered for redemption in the notice of redemption given by the Corporation or is so identified in another notice given by the Corporation to the holders of Series II Preference Shares as aforesaid prior to such deposit. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series II Preference Shares in respect of which such deposit shall have been made shall be deemed to be and shall be redeemed and the rights of the holders thereof shall be limited to receiving without interest their proportionate part of the funds so deposited upon presentation and surrender of the certificates representing the Series II Preference Shares held by them respectively being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Any such funds not claimed by and paid to holders of Series II Preference Shares within six years after the date of deposit shall be repaid to the Corporation on demand and thereafter the holders of the Series II Preference Shares in respect of which such funds were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the funds due in respect of such Series II Preference Shares from the Corporation.

1.4.5                        Purchase for Cancellation

Subject to insolvency provisions and other provisions of applicable law and to the provisions hereof, the Corporation may at any time or times purchase for cancellation the whole or any part of the outstanding Series II Preference Shares at any price but not exceeding a price per share equal to $25.50 plus an amount equal to all accrued and unpaid dividends thereon to the date of purchase if such shares are purchased on or prior to December 30, 1989 or, if such shares are purchased after December 30, 1989, at a price per share equal to the applicable Redemption Price at the time of purchase, plus in each case costs of purchase. Any Series II Preference Shares purchased pursuant to this subsection 1.4.5 shall be cancelled and not reissued.

1.4.6                        Restrictions on Dividends and Retirement of Shares

So long as any of the Series II Preference Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series II Preference Shares given as hereinafter specified:

(a)                                                    declare or pay or set apart for payment any dividends on the common shares or on any other shares of the Corporation ranking junior to the Preference Shares (other than stock dividends payable in any shares of the Corporation ranking junior to the Preference Shares);

(b)                                                   redeem, purchase or otherwise pay off or retire for value or make any capital distribution in respect of the common shares or any other shares of the Corporation ranking junior to the Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Preference Shares);

(c)                                                    redeem, purchase or otherwise pay off or retire for value less than all the Series II Preference Shares then outstanding; or

(d)                                                   redeem, purchase or otherwise pay off or retire for value or make any capital distribution in respect of any shares ranking on a parity with the Preference Shares (except in connection with the fulfilment of any mandatory redemption or purchase obligation or with the exercise of any retraction privilege attaching thereto);

unless in each such case all dividends on the Series II Preference Shares, on all other series of the Preference Shares and on all other shares of the Corporation ranking as to dividends on a parity with the Preference Shares accrued up to and including the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

1.4.7                        Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Series II Preference Shares shall be entitled to receive from the assets of the Corporation an amount equal to $25.50 for each Series II Preference Share held by them respectively plus an amount equal to all accrued and unpaid dividends thereon if payment is made on or prior to December 30, 1989, or if payment is made thereafter, an amount per share equal to the applicable Redemption Price per share at the time of payment, the whole before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of common shares of the Corporation or of any other shares of the Corporation ranking junior to the Preference Shares. After payment to the holders of the Series II Preference Shares of the amounts so payable to them (less any tax required to be withheld by the Corporation), they shall not be entitled to share in any further distribution of the assets of the Corporation.

1.4.8                        Voting Rights and Notice of Meetings

Except as specifically provided by law or as otherwise provided herein, the holders of the Series II Preference Shares shall not be entitled as such to receive notice of or to attend or to vote at any meetings of shareholders of the Corporation unless and until the Corporation at any time or from time to time has failed to pay in full eight dividends payable on Dividend Payment Dates on the Series II Preference Shares as contemplated by the terms hereof, whether or not such eight Dividend Payment Dates are consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series II Preference Shares remain in arrears, the holders of the Series II Preference Shares shall be entitled to receive notice of, to attend and to vote at all meetings of shareholders of the Corporation, other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, on the basis of one vote for each Series II Preference Share held.

1.4.9                        Determinations and Further Definitions

In the event that any date on which any dividend on the Series II Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

For the purposes of these share provisions:

(a)                                                    “Articles” means the articles of incorporation of the Corporation, including any amendments thereto;

(b)                                                   “Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located; and

(c)                                                    unless the context expressly provides otherwise the words “in priority to”, “on a parity with” and “junior to” or like words have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

1.4.10                  Modifications

So long as any of the Series II Preference Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series II Preference Shares given as hereinafter specified, amend the Articles to:

(a)                                                    increase the number of authorized Series II Preference Shares or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Preference Shares;

(b)                                                   effect an exchange, reclassification or cancellation of, or add to, remove or change any rights, privileges, restrictions or conditions attaching to, the Series II Preference Shares; or

(c)                                                    create a new class or series of shares having rights or privileges equal or superior to the Series II Preference Shares other than additional series of the Preference Shares.

1.4.11                  Approval of Holders of Series II Preference Shares

Any approval of the holders of the Series II Preference Shares with respect to any and all matters referred to herein or any other matter requiring the consent or approval of the holders of the Series II Preference Shares may be given by resolution signed by all the holders of outstanding Series II Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast by the holders of Series II Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series II Preference Shares duly called for that purpose. The quorum for any such meeting shall be, for the purpose only of opening such meeting, two holders of Series II Preference Shares present in person or represented by proxy, and for all other purposes the holders of a majority of the outstanding Series II Preference Shares present in person or represented by proxy, provided that if at any such meeting the holders of a majority of the outstanding Series II Preference Shares are not present in person or represented by proxy within 1/2 hour after the time appointed for such meeting, such meeting shall be adjourned to such date being not less than 15 days nor more than 30 days later and to such time and place as may be appointed by the chairman of the meeting and not less than seven days’ notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called, and at such adjourned meeting two holders of Series II Preference Shares present in person or represented by proxy shall constitute a quorum and those holders of Series II Preference Shares present in person or represented by proxy may transact the business for which the meeting was originally called. The proxy rules applicable to, the formalities to be observed in respect of the giving of notice of and the formalities to be observed in respect of the conduct of any such meeting or adjourned meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Business Corporations Act, 1982 (Ontario) as the same may be amended from time to time. At any meeting of holders of Series II Preference Shares, each Series II Preference Share shall entitle the holder thereof to one vote.

1.5                                                                               Special Voting Share

The rights, privileges, restrictions and conditions attaching to the Special Voting Share are as follows:

1.5.1                        Notice of Meetings and Voting Rights

(a)                                                    Subject to subsection 1.5.2, except for meetings of the holders of a particular class or series of shares other than the Special Voting Share required by Applicable Laws to be held as a separate class or series meeting, the holder of the Special Voting Share shall be entitled to receive notice of and to attend (through a duly authorized representative) or be represented by proxy at all meetings of the shareholders of the Corporation and at any such meeting to vote, together with (except at meetings of the holder of the Special Voting Share required by Applicable Laws to be held as a separate class meeting) the holders of the Common Shares, on all matters submitted to a vote. On each such matter, the holder of the Special Voting Share shall be entitled to exercise the following voting rights:

(i)                          in relation to a resolution of the Corporation to approve a Joint Electorate Action, the rights:

(A)                              to cast such number of votes in favour of such resolution as were cast in favour of the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting;

(B)                                to cast such number of votes against such resolution as were cast against the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting;

(C)                                to withhold such number of votes from such resolution as were withheld from the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting; and

(D)                               to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of the Equivalent Resolution by holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting;

in each case multiplied by the Equalization Ratio in effect at the time such rights are exercised and rounded up to the nearest whole number, and provided that, for greater certainty, if the holder of the Special Voting Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights;

(ii)                       in relation to a resolution of the Corporation to approve a Class Rights Action:

(A)                              if the Equivalent Resolution was approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting, no right to cast any vote; and

(B)                                if the Equivalent Resolution was not approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting, the right to cast such number of votes against such resolution as would be sufficient to defeat it;

(iii)                    in respect of any Procedural Resolution, no right to cast any vote; and

(iv)                   in respect of any resolution pertaining to any matter on which the holder of the Special Voting Share is required by Applicable Laws to vote separately as a class, the right to cast one vote.

1.5.2                        Adjustments

(a)                                                    For the purposes of determining the number of votes the holder of the Special Voting Share is entitled to cast pursuant to clauses (A), (B), (C) and (D) of subsection 1.5.1(a)(i), in the event that the holder of the TR PLC Reuters Founders Share has exercised its voting rights pursuant to Section 7.2 of the TR PLC Articles in relation to an Equivalent Resolution, each vote cast in favour of or against that Equivalent Resolution, withheld therefrom or recorded as an abstention in respect thereof at the Parallel Shareholder Meeting by a TR PLC Acquiring Person shall be divided by one hundred.

(b)                                                   At all times when the holder of the TR PLC Reuters Founders Share is entitled to exercise voting rights pursuant to Section 12.8 of the TR PLC Articles, the holder of the Special Voting Share shall be entitled, in relation to a resolution of the Corporation to approve a Joint Electorate Action, to exercise the right to cast such number of votes in favour of and against such resolution, to withhold such number of votes therefrom and to abstain from voting such number of votes in respect thereof as were cast in favour and against the Equivalent Resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the holder of the TR PLC Reuters Founders Share at the Parallel Shareholder Meeting. For avoidance of doubt, the rights of the holder of the Special Voting Share pursuant to this subsection 1.5.2(b) are in addition to, and shall be deemed to be exercised by the holder of the Special Voting Share upon the exercise of, its other rights pursuant to subsection 1.5.1(a)(i).

1.5.3                        Dividends

The holder of the Special Voting Share shall not have the right to receive any dividends declared by the Corporation.

1.5.4                        Liquidation, Dissolution and Winding Up

The holder of the Special Voting Share shall not be entitled to receive any remaining property and assets of the Corporation upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

1.5.5                        No Transfer of Special Voting Share

The holder of the Special Voting Share may not transfer the Special Voting Share without the prior approval of the Board of Directors, to be expressed either by a resolution passed at a meeting of the Board of Directors or by an instrument or instruments in writing signed by all of the Directors.

1.5.6                        Amendment of Rights and Obligations

The rights and obligations attaching to the Special Voting Share may be amended or modified only by a resolution of the Corporation approved as a Class Rights Action and with the prior written consent of the holder of the Special Voting Share.

1.6                                                                               The Reuters Founders Share

The rights, privileges, restrictions and conditions attaching to the Reuters Founders Share are as follows:

1.6.1                        Notice of Meetings and Voting Rights

The holder of the Reuters Founders Share shall be entitled to:

(a)                                                    receive notice of all meetings of the shareholders of the Corporation, including meetings of any class or series thereof;

(b)                                                   to attend (through a duly authorized representative) or be represented by proxy at any such meeting;

(c)                                                    to speak at any such meeting through a duly authorized representative or by proxy;

(d)                                                   except at any meeting of the holders of a particular class or series of shares other than the holder of the Reuters Founders Share required by Applicable Laws to be held as a separate class or series meeting, to vote separately as a class in respect of any resolution pertaining to any matter for which the prior written consent of the holder of the Reuters Founders Share is required pursuant to subsection 1.6.5;

(e)                                                    except at any meeting of the holders of a particular class or series of shares other than the Reuters Founders Share required by Applicable Laws to be held as a separate class or series meeting, to vote, together with (except at meetings of the holder of the Reuters Founders Share required by Applicable Laws to be held as a separate class meeting) the holders of Common Shares, on all matters submitted to a vote of the shareholders of the Corporation, all as set forth in subsections 1.6.6(b) and 1.6.7(d); and

(f)                                                      at any meeting of the holder of the Reuters Founders Share at which the holder of the Reuters Founders Share is required by Applicable Law or otherwise entitled to vote separately as a class, the right to cast one vote.

1.6.2                        Dividends

The holder of the Reuters Founders Share shall not have the right to receive any dividends declared by the Corporation.

1.6.3                        Liquidation, Dissolution and Winding Up

The holder of the Reuters Founders Share shall not be entitled to receive any remaining property and assets of the Corporation upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

1.6.4                        No Transfer of Reuters Founders Share

The holder of the Reuters Founders Share may not transfer the Reuters Founders Share without the prior approval of the Board of Directors, to be expressed either by a resolution passed at a meeting of the Board of Directors or by an instrument or instruments in writing signed by all of the Directors.

1.6.5                        Consent Rights

Without the prior written consent of the holder of the Reuters Founders Share, the Corporation shall not do any of the following:

(a)                                                    amend these Articles to:

(i)                          increase or decrease the maximum number of Reuters Founders Shares that the Corporation is authorized to issue;

(ii)                       add to, remove or change the rights, privileges, restrictions or conditions attached to the Reuters Founders Share, whether directly or indirectly;

(iii)                    make any class or series of shares having rights or privileges inferior to the Reuters Founders Share equal or superior to the Reuters Founders Share;

(iv)                   change the Reuters Founders Share into a different number of shares of the same class or into the same or a different number of shares of other classes or series;

(v)                      effect an exchange, reclassification or cancellation of the Reuters Founders Share;

(vi)                   effect an exchange or create a right of exchange of all or part of the shares of another class into Reuters Founders Shares; or

(vii)                create a new class or series of shares having voting rights, other than a class or series of preference shares having voting rights substantially similar to those attached to the Cumulative Redeemable Floating Rate Preference Shares (the “Series II Preference Shares”);

(b)                                                   redeem or repurchase the Reuters Founders Share;

(c)                                                    reduce the stated capital of the Reuters Founders Share;

(d)                                                   issue any shares having voting rights, other than Common Shares or preference shares having voting rights substantially similar to those attached to the Series II Preference Shares;

(e)                                                    amend, remove or alter the effect of (which shall include the ratification of any breach of) any of the Reuters Founders Share Provisions;

(f)                                                      effect the liquidation, dissolution or winding-up of the Corporation;

(g)                                                   pay any dividend in property of the Corporation (including securities of any Person) whether in whole or in part, which, for greater certainty, shall not restrict the payment of dividends in cash or Common Shares; or

(h)                                                   effect a reorganization involving the business or affairs of the Corporation or any or all of its securities (other than an internal reorganization involving the Corporation and one or more other members of the TR Group) or amalgamate with any other Person (other than an amalgamation of the Corporation and one or more Wholly-Owned Subsidiaries of the Corporation or TR PLC).

For avoidance of doubt, the rights of the holder of the Reuters Founders Share pursuant to this subsection 1.6.5 are in addition to any rights that it may have under Applicable Laws.

1.6.6                     Rights in relation to an Acquiring Person

(a)                                                    In the event that any Person has become or becomes an Acquiring Person, the Board of Directors shall as soon as practicable thereafter cause the Corporation to give notice in writing of such fact to such Person and the holder of the Reuters Founders Share. Such notice shall state the number of Voting Shares which the Board of Directors has determined are or may be Beneficially Owned by such Person and the names of any entities through which the Board of Directors has determined such Person Beneficially Owns those Voting Shares. Any such notice required to be delivered by the Corporation to any such Person who is not a holder of Voting Shares may be sent by prepaid mail addressed to, or may be delivered personally to, such Person at such address as the Corporation believes to be such Person’s address. The Corporation shall not be obligated to give any such notice to any such Person if it does not know such Person’s identity or address. If at any time the Board of Directors subsequently determines that any such Person is not or is no longer an Acquiring Person, it shall without delay inform such Person and the holder of the Reuters Founders Share of such fact, upon which such Person shall cease to be an Acquiring Person.

(b)                                                   Subject to subsection 1.6.6(i), from and after the time that any Person has become or becomes an Acquiring Person until such time as such Person ceases to be an Acquiring Person, the holder of the Reuters Founders Share shall be entitled to vote, together with (except at meetings of the holder of the Reuters Founders Share required by Applicable Laws to be held as a separate class meeting) the holders of Common Shares, on all matters submitted to a vote of the shareholders of the Corporation. On each such matter, the holder of the Reuters Founders Share shall be entitled, in its sole and absolute discretion, to exercise the following voting rights:

(i)                          in relation to a resolution of the Corporation to approve a Joint Electorate Action, the rights:

(A)                              to cast such number of votes in favour of and against such resolution, to withhold such number of votes from such resolution and to abstain from voting such number of votes in respect of such resolution as were cast in favour of and against such resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the holder of the Special Voting Share pursuant to subsection 1.5.1(a)(i);

(B)                                to cast such number of votes in favour of such resolution as were cast in favour of such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(C)                                to cast such number of votes against such resolution as were cast against such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(D)                               to withhold such number of votes from such resolution as were withheld from such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person; and

(E)                                 to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Reuters Founders Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights;

(ii)                       in relation to a resolution of the Corporation to approve a Class Rights Action:

(A)                              if the Equivalent Resolution is approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC

Ordinary Shares at the Parallel Shareholder Meeting, the rights:

(1)                                  to cast such number of votes in favour of such resolution as were cast in favour of such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(2)                                  to cast such number of votes against such resolution as were cast against such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(3)                                  to withhold such number of votes from such resolution as were withheld from such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person; and

(4)                                  to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Reuters Founders Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights; and

(B)                                if the Equivalent Resolution is not approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting, no right to cast any vote;

(iii)                    in relation to a Procedural Resolution, the rights:

(A)                              to cast such number of votes in favour of such Procedural Resolution as were cast in favour of such Procedural Resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(B)                                to cast such number of votes against such Procedural Resolution as were cast against such Procedural Resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(C)                                to withhold such number of votes from such Procedural Resolution as were withheld from such Procedural Resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person; and

(D)                               to abstain from voting such number of votes in respect of such Procedural Resolution as were recorded as abstentions in respect of such Procedural Resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Reuters Founders Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights; and

(iv)                   in respect of any resolution pertaining to any matter on which the holder of the  Reuters Founders Share is required by Applicable Laws or otherwise entitled to vote separately as a class, the right to cast one vote.

(c)                                                    If the Board of Directors resolves that it has reasonable grounds to believe that:

(i)                          a Person is or may be an Acquiring Person and that it has made reasonable inquiries to establish whether such Person is or is not an Acquiring Person but that such inquiries have not been answered or fail to establish whether such Person is or is not an Acquiring Person, then such Person shall for all purposes of this subsection 1.6.6 be deemed to be an Acquiring Person from the date of such resolution until such time as the Board of Directors resolves that it is satisfied that such Person is not an Acquiring Person; or

(ii)                       any Voting Shares are or may be Voting Shares which are Beneficially Owned by a Person who is an Acquiring Person (whether such Person is an Acquiring Person by reason of subsection 1.6.6(c)(i) or otherwise) and that the Board of Directors has made reasonable inquiries to establish whether such Person is or is not an Acquiring Person but that such inquiries have not been answered or failed to establish whether such Person is or is not an Acquiring Person, then such Voting Shares shall for all purposes of this subsection 1.6.6 be deemed to be Voting Shares which are Beneficially Owned by such Person from the date of such resolution until such time as the Board of Directors resolves that it is satisfied that such Voting Shares are not Beneficially Owned by such Person, and the Board of Directors shall as soon as practicable thereafter give notice of such fact to such Person and the holder of the Reuters Founders Share in accordance with subsection 1.6.6(a).

(d)                                                   All actions, calculations and determinations which are done or made by the Board of Directors in good faith in connection with the provisions of this subsection 1.6.6 and subsection 1.6.7 shall be conclusive, final and binding on all Persons concerned, and the validity of any act or thing which is done or caused to be done by the Board of Directors in furtherance or purported furtherance of any such provisions shall not be capable of being impeached by anyone on the ground that there was not any basis or reasonable basis upon which the Board of Directors could have arrived at any such calculation or determination, or on the ground that any conclusion of fact on which the Board of Directors relied or might have relied for the purposes of arriving at any such calculation or determination or taking any such action was incorrect, or on any other ground whatsoever.

(e)                                                    The Board of Directors is entitled to rely without further inquiry on the securities register of the Corporation or a written statement by a Securities Intermediary in determining whether a Person is or is not an Acquiring Person unless it has reason to believe otherwise, in which case the Board of Directors shall make reasonable inquiries to determine whether a Person is an Acquiring Person.

(f)                                                      If any Director has reason to believe that any Person is an Acquiring Person or has ceased to be an Acquiring Person, that Director shall without delay inform the Board of Directors and the holder of the Reuters Founders Share of such fact, including the number of Voting Shares that the Director believes are or may be Beneficially Owned by such Person.

(g)                                                   For the purposes of monitoring compliance with and of enforcing the provisions of this subsection 1.6.6 and subsection 1.6.7, the Board of Directors may, in its sole and absolute discretion, and shall, upon the request of the holder of the Reuters Founders Share, require that any holder of Voting Shares, any Person who Beneficially Owns Voting Shares, or any other Person of whom it is, in the circumstances, reasonable to make such requisition, file with the Corporation or its registrar and transfer agent a completed shareholder’s declaration. A Person who has failed to file a completed shareholder’s declaration within 14 days of the date such requisition was made shall for all purposes of these Articles be deemed to be an Acquiring Person until the Board of Directors resolves that it is satisfied that such Person is not an Acquiring Person.

(h)                                                   A shareholder’s declaration shall be in the form from time to time prescribed by the Board of Directors and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limiting the generality of its contents, any shareholder’s declaration may be required to contain information with respect to whether a Person is the Beneficial Owner of particular Voting Shares or whether any other Person is the Beneficial Owner of those Voting Shares.

(i)                                                       The right of the holder of the Reuters Founders Share to vote at any meeting of shareholders of the Corporation pursuant to this subsection 1.6.6 shall be suspended from and after the delivery to the Corporation of a Reuters Founders Share Control Notice until the delivery to the Corporation of a Rescission Notice in respect of such Reuters Founders Share Control Notice.

(j)                                                       Prior to the exercise by the holder of the Reuters Founders Share of its voting rights pursuant to subsections 1.6.6(b) and 1.6.7(d), the Board of Directors shall calculate the number of votes entitled to be cast upon such exercise and shall deliver to the holder of the Reuters Founders Share a certificate, signed by a duly authorized officer of the Corporation, confirming the number of votes so calculated.

1.6.7                        Rights upon Delivery of a Reuters Founders Share Control Notice

(a)                                                    If any Director becomes aware of any facts which might lead the Board of Directors and/or the holder of the Reuters Founders Share to take the view that any Person, other than an Approved Person or a member of the TR Group, has become or is attempting to become, directly or indirectly, the Beneficial Owner of 30% or more of the outstanding Voting Shares, such Director shall without delay inform the other Directors of such facts and the Board of Directors shall forthwith give written notice of such facts to the holder of the Reuters Founders Share.

(b)                                                   If, in the opinion of the holder of the Reuters Founders Share, there are reasonable grounds for believing that any Person, other than an Approved Person or a member of the TR Group, has become or is attempting to become, directly or indirectly, the Beneficial Owner of 30% or more of the outstanding Voting Shares and the holder of the

Reuters Founders Share has concluded, in its sole and absolute discretion, that the exercise of the voting rights attached to the Reuters Founders Share pursuant to subsection 1.6.6(b) is insufficient in the circumstances to enable the holder of the Reuters Founders Share to uphold the Reuters Trust Principles, the holder of the Reuters Founders Share, whether or not it has received any notice pursuant to subsection 1.6.7(a), shall be entitled, in its sole and absolute discretion, to deliver a notice in writing to the Corporation, if at that time Reuters Founders Share Company is the holder of the Reuters Founders Share, signed by any one or more of the Reuters Trustees, to the effect that the holder of the Reuters Founders Share is of that opinion (a “Reuters Founders Share Control Notice”).

(c)                                                    If at any time after the delivery to the Corporation of a Reuters Founders Share Control Notice, the holder of the Reuters Founders Share becomes of the opinion that no Person, other than an Approved Person or a member of the TR Group, has become or is attempting to become, directly or indirectly, the Beneficial Owner of 30% or more of the outstanding Voting Shares, then the holder of the Reuters Founders Share shall as soon as practicable thereafter (provided that it is still of that opinion) deliver a notice in writing to the Corporation, if at that time Reuters Founders Share Company is the holder of the Reuters Founders Share, signed by any one or more of the Reuters Trustees, rescinding such Reuters Founders Share Control Notice (a “Rescission Notice”), but the delivery of any Rescission Notice pursuant to and in accordance with this subsection 1.6.7(c) shall be without prejudice to the entitlement of the holder of the Reuters Founders Share subsequently to deliver to the Corporation another Reuters Founders Share Control Notice pursuant to and in accordance with subsection 1.6.7(b).

(d)                                                   At all times after the delivery to the Corporation of a Reuters Founders Share Control Notice and prior to the delivery to the Corporation of a Rescission Notice in respect of such Reuters Founders Share Control Notice, the holder of the Reuters Founders Share shall be entitled to vote, together with (except at meetings of the holder of the Reuters Founders Share required by Applicable Laws to be held as a separate class meeting) the holders of Common Shares, on all matters submitted to a vote of the shareholders of the Corporation.  On each such matter, the holder of the Reuters Founders Share shall be entitled, in its sole and absolute discretion, to exercise the following voting rights:

(i)                          in relation to a resolution of the Corporation to approve a Joint Electorate Action, the rights:

(A)                              if, at the time such votes are cast, there are no Approved Persons or Approved Persons Beneficially Own such number of outstanding Common Shares and/or TR PLC Ordinary Shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast not more than 35% of all votes entitled to be cast on that Joint Electorate Action by all shareholders of the Corporation and TR PLC (excluding the holder of the Special Voting Share and the holder of the TR PLC Special Voting Share), to cast such number of votes as would be sufficient to approve or defeat such resolution;

(B)                                if, at the time such votes are cast, Approved Persons Beneficially Own such number of outstanding Common Shares and/or TR PLC Ordinary Shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast more than 35% but less than the Requisite Majority of all votes entitled to be cast on that Joint Electorate Action by all shareholders of the Corporation and TR PLC (excluding the holder of the Special Voting Share and the holder of the TR PLC Special Voting Share), to cast the greater of:

(1)                                  such number of votes as is equal to the sum of (x) the number of votes attached to all Voting Shares Beneficially Owned by all Acquiring Persons and (y) one vote; and

(2)                                  such number of votes as will cause the votes attached to all Voting Shares Beneficially Owned, and cast in accordance with the relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by the holder of the Reuters Founders Share, to constitute the Requisite Majority of all votes entitled to be cast on such resolution by all shareholders of the Corporation (including the holder of the Special Voting Share); and

(C)                                if, at the time such votes are cast, Approved Persons Beneficially Own, and cast in accordance with the relevant Terms of Approval the votes attached to, such number of outstanding Common Shares and/or TR PLC Ordinary Shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast at least the Requisite Majority of all votes entitled to be cast on that Joint Electorate Action by all shareholders of the Corporation and TR PLC (excluding the holder of the

Special Voting Share and the holder of the TR PLC Special Voting Share), no right to cast any vote;

(ii)                       in relation to a resolution of the Corporation to approve a Class Rights Action:

(A)                              if the Equivalent Resolution is approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting, the rights:

(1)                                  if, at the time such votes are cast, there are no Approved Persons or Approved Persons Beneficially Own such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast not more than 35% of all votes entitled to be cast on such resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share), to cast such number of votes as would be sufficient to approve or defeat such resolution;

(2)                                  if, at the time such votes are cast, Approved Persons Beneficially Own such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast more than 35% but less than the Requisite Majority of all votes entitled to be cast on such resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share), to cast the greater of:

a.                            such number of votes as is equal to the sum of (x) the number of votes attached to all Voting Shares Beneficially Owned by all Acquiring Persons and (y) one vote; and

b.                           such number of votes as will cause the votes attached to all Voting Shares Beneficially Owned, and cast in accordance with the relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by the holder of the Reuters Founders Share, to constitute the Requisite Majority of all votes entitled to be cast on such resolution by all shareholders of the

Corporation (excluding the holder of the Special Voting Share); and

(3)                                  if, at the time such votes are cast, Approved Persons Beneficially Own, and cast in accordance with the relevant Terms of Approval the votes attached to, such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast at least the Requisite Majority of all votes entitled to be cast on such resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share), no right to cast any vote;

(B)                                if the Equivalent Resolution is not approved by the requisite number (as determined in accordance with the TR PLC Articles and Applicable Laws) of the holders of TR PLC Ordinary Shares at the Parallel Shareholder Meeting, no right to cast any vote; and

(iii)                    in relation to a Procedural Resolution, the rights:

(A)                              if, at the time such votes are cast, there are no Approved Persons or Approved Persons Beneficially Own such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast not more than 35% of all votes entitled to be cast on that Procedural Resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share), to cast such number of votes as would be sufficient to approve or defeat such Procedural Resolution;

(B)                                if, at the time such votes are cast, Approved Persons Beneficially Own such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast more than 35% but less than the Requisite Majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share), to cast the greater of:

(1)                                  such number of votes as is equal to the sum of (x) the number of votes attached to all Voting Shares Beneficially Owned by all Acquiring Persons and (y) one vote; and

(2)                                  such number of votes as will cause the votes attached to all Voting Shares Beneficially Owned,

and cast in accordance with the relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by the holder of the Reuters Founders Share, to constitute the Requisite Majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share); and

(C)                                if, at the time such votes are cast, Approved Persons Beneficially Own, and cast in accordance with the relevant Terms of Approval the votes attached to, such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast at least the Requisite Majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of the Corporation (excluding the holder of the Special Voting Share), no right to cast any vote;

(iv)                   at any meeting of the holder of the Reuters Founders Share at which the holder of the Reuters Founders Share is entitled to vote separately as a class, the right to cast one vote.

(e)                                                    Any opinion of the holder of the Reuters Founders Share, which is expressed in and for the purposes of any Reuters Founders Share Control Notice, or which is manifested by any Rescission Notice, shall be conclusive, final and binding on all Persons concerned, and the validity of any Reuters Founders Share Control Notice or of any Rescission Notice shall not be impeached by any Person on the ground that there was not any basis or any reasonable basis upon which the holder of the Reuters Founders Share could have arrived at any such opinion, or on the ground that any conclusion of fact which the holder of the Reuters Founders Share relied upon or might have relied upon in or for the purpose of arriving at any such opinion was incorrect, or on any other ground whatsoever.

1.6.8                        Special Quorum Requirement

At any meeting of shareholders of the Corporation at which the holder of the Reuters Founders Share is entitled to exercise voting rights, a quorum shall not be present for any purpose unless the holder of the Reuters Founders Share is present (through a duly authorized representative) or represented by proxy.

1.6.9                        Requisition for Shareholders Meeting

(a)                                                    The holder of the Reuters Founders Share shall have the right at any time and from time to time, by written notice delivered to the Corporation to requisition the Board of Directors to call a meeting of shareholders of the Corporation for the purposes stated in the requisition (each a “Reuters Founders Share Requisition”). The Reuters Founders Share Requisition shall state the business to be transacted at the meeting and may be accompanied by a copy of any statement in writing of not more than 5,000 words as the holder of the Reuters Founders Share shall, in its sole and absolute discretion, think fit.

(b)                                                   Upon receiving the Reuters Founders Share Requisition, the Board of Directors shall, within seven days thereafter, call a meeting of shareholders to transact the business stated in the Reuters Founders Share Requisition, such meeting to be held as soon as practicable after the date of the Reuters Founders Share Requisition, and shall ensure that the notice sent to shareholders with respect to such meeting is accompanied by a copy of any statement as shall have been attached to the Reuters Founders Share Requisition.

(c)                                                    If the Board of Directors does not, within seven days after receiving the Reuters Founders Share Requisition, call a meeting of shareholders to transact the business stated in the Reuters Founders Share Requisition, the holder of the Reuters Founders Share may call a meeting of shareholders, such meeting to be held as soon as practicable after the date of the Reuters Founders Share Requisition. The holder of the Reuters Founders Share shall be entitled to procure that the notice sent to shareholders with respect to such meeting is accompanied by a copy of any statement in writing of not more than 5,000 words as the holder of the Reuters Founders Share shall, in its sole and absolute discretion, think fit, whether or not any such statement accompanied the Reuters Founders Share Requisition.

(d)                                                   At all times after the delivery to the Corporation of a Reuters Founders Share Control Notice and prior to the delivery to the Corporation of a Rescission Notice in respect of such Reuters Founders Share Control Notice, the holder of the Reuters Founders Share may call a meeting of shareholders for such purposes as the holder of the Reuters Founders Share shall, in its sole and absolute discretion, think fit. The holder of the Reuters Founders Share shall be entitled to procure that the notice sent to shareholders with respect to such meeting is accompanied by a copy of such statement in writing of not more than 5,000 words as the holder of the Reuters Founders Share shall, in its sole and absolute discretion, think fit.

(e)                                                    A meeting of shareholders called pursuant to this subsection 1.6.9 shall be called as nearly as possible in the manner in which meetings of shareholders are to be called under these Articles, the TR Corporation By-Laws and Applicable Laws.

1.6.10                  Consultation Rights

(a)                                                    For so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, the Board of Directors may from time to time, in its sole and absolute discretion, invite the Reuters Trustees to attend meetings of the Board of Directors and to confer with the Board of Directors.

(b)                                                   The holder of the Reuters Founders Share shall be entitled to receive from or be sent by the Corporation periodical reports of the activities of the TR Group and to make such representations to the Board of Directors, on matters of general interest affecting the TR Group, as it may from time to time think fit and Reuters Founders Share Company, for so long as it is the holder of the Reuters Founders Share, shall cause the Reuters Trustees to be generally available for consultation with the Board of Directors.

1.6.11                  Consent of the holder of the Reuters Founders Share

For so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, the written consent of the holder of the Reuters Founders Share shall be deemed to have been given for any of the purposes of these Articles if, and only if, a certificate signed on behalf of Reuters Founders Share Company by not less than two of the Reuters Trustees shall have been received at the registered office of the Corporation confirming that a resolution giving the consent in question has been duly passed at a meeting of the Reuters Trustees (in their capacity as directors of Reuters Founders Share Company) or by a written resolution of the Reuters Trustees (in their capacity as directors of Reuters Founders Share Company) pursuant to the Articles of Association of Reuters Founders Share Company from time to time in force.

1.6.12                  Representative of Reuters Founders Share Company

Reuters Founders Share Company may, by resolution of its directors, authorize such individual as it thinks fit to act as the representative of the holder of the Reuters Founders Share at any meeting of the Board of Directors or of shareholders of the Corporation. Any duly authorized officer of the Corporation may require such individual to produce a certified copy of such resolution of authorization before permitting such individual to exercise such individual’s powers. An individual who in accordance with the Articles of Association of Reuters Founders Share Company from time to time in force is deemed to be a representative of the holder of the Reuters Founders Share shall be treated as such for the purposes of these Articles.

1.6.13                  Notices and Other Communications

If the holder of the Reuters Founders Share is to give or to be given any notice pursuant to these Articles then, even if that notice is given in accordance with the

OBCA, such notice must also be given in writing and be delivered personally to the holder of the Reuters Founders Share.

1.7                                                                               Equalization Share

The rights, privileges, restrictions and conditions attaching to the Equalization Share are as follows:

1.7.1                        Notice of Meetings and Voting Rights

The holder of the Equalization Share shall not be entitled to receive notice of or to vote at any meetings of the shareholders of the Corporation.

1.7.2                        Dividends

If the Corporation is required to make a payment to TR PLC (or is required to take action and elects to do so by means of a payment to TR PLC) pursuant to Section 5.1 or Article 6 or pursuant to Section 4.2 or Section 10 of the Equalization and Governance Agreement, subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, the holder of the Equalization Share shall be entitled to receive, and the Corporation shall pay thereon, out of the assets of the Corporation properly applicable to the payment of dividends, a dividend in the amount of such payment and payable in such manner as the Board of Directors shall determine, unless the Board of Directors shall determine, with a view to the best interests of the Corporation, to make such payment by another means. Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, the holder of the Equalization Share shall be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, such other dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine.

1.7.3                        Liquidation

Except as provided in subsection 1.7.2, the holder of the Equalization Share shall not be entitled to receive any remaining property and assets of the Corporation upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

1.7.4                        No Transfer of Equalization Share

The holder of the Equalization Share may not transfer the Equalization Share without the prior approval of the Board of Directors, to be expressed either by a resolution passed at a meeting of the Board of Directors or by an instrument or instruments in writing signed by all of the Directors.

ARTICLE 2.
MANAGEMENT OF THE CORPORATION

2.1                                                                               Constitution of the Board of Directors

2.1.1                        The Board of Directors shall consist of no less than five (5) and no more than twenty (20) members. Within said minimum and maximum, the number of Directors shall be set forth by resolution of the Board of Directors.

2.1.2                        Each Director shall also consent to serve, and be properly elected or appointed, as a director of TR PLC in order to qualify to serve as a Director.  A Director shall cease to hold office when he or she ceases to be a director of TR PLC.

2.2                                                                               Management Generally

2.2.1                        The Directors shall manage or supervise the management of the business and affairs of the Corporation.

2.2.2                        The Corporation shall indemnify a Director or officer, or a former Director or officer, of the Corporation (including, in the case of a Director or a former Director, for acting, at the Corporation’s request pursuant to subsection 2.1.2, as a director of TR PLC) or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and the heirs and legal representatives of such an individual to the extent permitted by the OBCA.

2.2.3                        The Corporation may purchase and maintain insurance for the benefit of any individual referred to in subsection 2.2.2 to the extent permitted by the OBCA.

2.3                                                                               Management in relation to the Equalization and Governance Agreement

2.3.1                        The Corporation having entered into the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross-Guarantees, the Directors, subject to Applicable Laws:

(a)                                                    shall carry into effect the provisions of the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross-Guarantees and any further or other agreements or arrangements contemplated by the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross-Guarantees; and

(b)                                                   may, in addition to their duties to the Corporation, have regard to, and take into account in the exercise of their powers, the best interests of TR PLC and of both the holders of Common Shares and the holders of TR PLC Ordinary Shares.

2.3.2                        Subject to Applicable Laws, nothing done by the Directors in good faith pursuant to subsection 2.3.1 shall constitute a breach of their duties under subsection 134(1) of the OBCA.

2.4                                                                               Observance of Reuters Trust Principles

2.4.1                        The Directors shall in the performance of their duties have due regard to the following principles (collectively the “Reuters Trust Principles”) insofar as by the proper exercise of their powers as Directors (including the proper exercise of all such powers as they may have to control the affairs of all Subsidiaries of the Corporation) and in accordance with their other duties as Directors the Reuters Trust Principles are capable of being observed by the Directors:

(a)                                                    that the TR Group shall at no time pass into the hands of any one interest, group or faction;

(b)                                                   that the integrity, independence and freedom from bias of the TR Group shall at all times be fully preserved;

(c)                                                    that the TR Group shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals, and others with whom the TR Group has or may have contracts;

(d)                                                   that the TR Group shall pay due regard to the many interests which they serve in addition to those of the media; and

(e)                                                    that no effort shall be spared to expand, develop and adapt the news and other services and products of the TR Group so as to maintain their leading position in the international news and information business.

ARTICLE 3.
THOMSON-REUTERS NEWS SERVICES

3.1                                                                               Entitlement to Receive Thomson Reuters News Services

3.1.1                        The Press Association Limited, the Newspaper Publishers Association Limited, Australian Associated Press Pty Limited and New Zealand Press Association Limited shall be entitled to receive Thomson Reuters News Services upon payment of such consideration as may be agreed from time to time. Upon and subject to the terms of any such agreement:

(a)                                                    The Press Association Limited shall be entitled to receive Thomson Reuters News Services for the use of its members, such use to be limited to the incorporation thereof in newspapers owned by such members or any Subsidiary of such members.

(b)                                                   The Newspaper Publishers Association Limited shall be entitled to receive Thomson Reuters News Services for the use of its members, such use to be limited to the incorporation thereof in newspapers owned by such members or any Subsidiary of such members.

(c)                                                    Australian Associated Press Pty Limited shall be entitled to receive Thomson Reuters News Services for the use of its members, such use to be limited to the incorporation thereof in newspapers owned by such members or any Subsidiary of such members.

(d)                                                   New Zealand Press Association Limited shall be entitled to receive Thomson Reuters News Services for the use of its members, such use to be limited to the incorporation thereof in newspapers owned by such members or any Subsidiary of such members.

ARTICLE 4.
AMENDMENTS TO ARTICLES

4.1                                                                               Joint Electorate Action Amendments

Subject to Section 4.2, any amendment to these Articles shall require approval as a Joint Electorate Action and shall, if required pursuant to subsection 1.6.5, also require the prior written consent of the holder of the Reuters Founders Share.

4.2                                                                               Class Rights Action Amendments

Any amendment to the TR Corporation Entrenched DLC Provisions shall require approval as a Class Rights Action and shall, if required pursuant to subsection 1.6.5, also require the prior written consent of the holder of the Reuters Founders Share.

4.3                                                                               Amendments upon Termination of Equalization and Governance Agreement

4.3.1                        In the event of the termination of the Equalization and Governance Agreement upon TR PLC becoming a Wholly-Owned Subsidiary of the Corporation or the Corporation becoming a Wholly-Owned Subsidiary of TR PLC, then:

(a)                                                    the Equalization Share shall be deemed to have been purchased for cancellation by the Corporation upon its payment to the holder thereof of the sum of $1.00;

(b)                                                   the Special Voting Share shall be deemed to have been purchased for cancellation by the Corporation upon its payment to the holder of the Special Voting Share of the sum of $1.00;

(c)                                                    the Entrenched DLC Articles and all references in these Articles thereto shall be null and void and of no further force or effect;

(d)                                                   only in the case of the Corporation becoming a Wholly-Owned Subsidiary of TR PLC and, for so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the TR PLC Reuters Founders Share in relation to the TR Group, the Reuters Founders Share shall be deemed to have been purchased for cancellation by the Corporation upon its payment to the holder of the Reuters Founders Share of the sum of $1.00;

(e)                                                    only in the case of the Corporation becoming a Wholly-Owned Subsidiary of TR PLC and, for so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the TR PLC Reuters Founders Share in relation to the TR Group, the Reuters Founders Share Articles and all references in these Articles thereto shall be null and void and of no further force or effect; and

(f)                                                      these Articles shall be restated as amended with such incidental or consequential modifications as are necessary to give effect to this Section 4.3.

ARTICLE 5.
CASH DISTRIBUTIONS

5.1                                                                               Equalization Payment

If TR PLC is prohibited by Applicable Laws from declaring or otherwise becoming obligated or proposing to pay, or paying, or is otherwise unable to declare or otherwise become obligated or propose to pay or pay all or any portion of a cash Distribution to holders of TR PLC Ordinary Shares that is a Matching Action (an “Equivalent Distribution”), the Corporation shall, insofar as it is practicable to do so, enter into such transactions with TR PLC as the TR Board agrees to be necessary or desirable so as to enable TR PLC to pay such Equivalent Distribution to holders of TR PLC Ordinary Shares in accordance with the other provisions of this Article 5.

5.2                                                                               Timing of Cash Distribution

5.2.1                        The Board of Directors shall insofar as is practicable:

(a)                                                    co-ordinate with the TR PLC Board to agree to the amount of any Equivalent Distributions;

(b)                                                   co-ordinate with the TR PLC Board to agree the basis of exchange rates on which the amounts of any Equivalent Distributions shall be calculated;

(c)                                                    co-ordinate with the TR PLC Board to ensure that the record dates for receipt of Equivalent Distributions are as close in time as is practicable to the record dates for cash Distributions to the holders of Common Shares; and

(d)                                                   generally co-ordinate with the TR PLC Board regarding the timing of all other aspects of the payment or making of any Equivalent Distributions.

ARTICLE 6.
INSOLVENCY

6.1                                                                               TR PLC Insolvency

6.1.1                        Subject to Section 6.3,

(a)                                                    Upon receipt by the Corporation of a notice from the TR PLC Board that the TR PLC Board has determined that TR PLC is or is likely to become insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar person has been appointed or a mortgagee or other secured creditor has taken possession of the property of TR PLC) (an “Insolvency Notice”), the Corporation shall seek to ensure that the economic returns made or otherwise available to a holder of TR PLC Ordinary Shares relative to the economic returns available to a holder of Common Shares are in due proportion having regard to the Equalization Ratio (“Economic Equivalence”) by taking the steps set out in subsections 6.1.1(b) or 6.1.1(c).

(b)                                                   The Corporation shall have the right at any time within 12 months from the date it receives or is deemed to receive the Insolvency Notice (the “Insolvency Notice Date”) either:

(i)                          irrevocably to offer to the holders of TR PLC Ordinary Shares  on the Insolvency Notice Date in consideration for the TR PLC Ordinary Shares such number of Common Shares pro rata to their holdings of Ordinary Shares as is required to ensure that, after such issue, Economic Equivalence is achieved; or

(ii)                       to pay to a holder of TR PLC Ordinary Shares on the Insolvency Notice Date an amount equal to that proportion of the Market Capitalization of the Corporation as at the Insolvency Notice Date such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.

(c)                                                    Unless the Corporation has exercised its rights under subsection 6.1.1(b), then, subject to subsection 6.1.1(d), the Corporation shall:

(i)                          within three months from the date that the liquidator of TR PLC has finally established the identity of and amounts owed to the Proven Creditors but in any event not earlier than the expiration of the period set out in subsection 6.1.1(b), pay in full the Proven Creditors of TR PLC or pay to TR PLC, in trust for the Proven Creditors of TR PLC, the amount required to pay them in full and all other costs and expenses of the liquidation (including those of the liquidator); and

(ii)                       within one month thereafter pay to TR PLC an amount equal to that proportion of the total Market Capitalization of the Corporation on the date all payments have been made pursuant to subsection 6.1.1(c)(i) such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.

(d)                                                   To the extent required by Applicable Laws, payments under this Section 6.1 shall only be made by the Corporation to the extent that after making such payment there will remain available to the Corporation sufficient assets to pay all its debts as and when they become due and payable.

6.2                                                                               Corporation Insolvency

If the Board of Directors determines that the Corporation is, or is likely to become, insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar person has been appointed or a mortgagee or other secured creditor has taken possession of the property of the Corporation), the Board of Directors shall immediately give an Insolvency Notice to TR PLC of such fact.

6.3                                                                               Corporation and TR PLC Insolvency

6.3.1                        If each of the Corporation and TR PLC has provided the other with a notice that it is or is likely to become insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar person has been appointed or a mortgagee or other secured creditor has taken possession of its property) and if:

(a)                                                    the Corporation has surplus assets available for distribution to the holders of Common Shares after payment of all debts due and payable; and

(b)                                                   the ratio of the surplus attributable to each TR PLC Ordinary Share to the surplus attributable to each Common Share is less than the Equalization Ratio, then, if relevant, the Corporation must as soon as practicable pay to TR PLC (where possible and notwithstanding subsection 1.2.3) an amount which results in the ratio referred to in subsection 6.3.1(b) equaling the Equalization Ratio.

6.4                                                                               Interpretation

6.4.1                      In this Article 6:

(a)                                                    The surplus assets of the Corporation available for distribution to holders of Common Shares shall, for the purposes of Section 6.3, be calculated:

(i)                         before deduction of any amount in respect of Tax which may be deducted or withheld from the distribution by or on behalf of the Corporation; but

(ii)                      net of any Tax payable by the Corporation on the distribution to holders of the Common Shares excluding, for the avoidance of doubt, any Tax within clause (i) above.

(b)                                                   Economic Equivalence shall be determined before deduction of any amount in respect of Tax which may be deducted or withheld in respect of any payment to a holder of Shares and disregarding any Tax payable by or on behalf of, or any Tax Benefit arising to, a holder of Shares.

ARTICLE 7.
TAKE-OVER BIDS

7.1                                                                               Equivalent Treatment Principle

7.1.1                      The Corporation shall not accept, approve or recommend, or propose publicly to approve or recommend, or enter into any agreement, arrangement or understanding with a third party related to, any take-over bid or similar transaction with respect to Common Shares unless such take-over bid or similar transaction constitutes a Qualifying Take-Over Bid.

7.1.2                      If at any time a Person offers to acquire or acquires one or more Common Shares and/or TR PLC Ordinary Shares and, after giving effect to such acquisition, such Person would Beneficially Own or Beneficially Owns or, as applicable, such Person would be Interested in or is Interested in, Common Shares and/or TR PLC Ordinary Shares in an amount equal to or in excess of any of the Take-Over Bid Thresholds (such offer or acquisition being a “Triggering Event”), the Corporation shall, subject to Applicable Laws, take all actions within its control as are, in the view of the Board of Directors, necessary or appropriate to procure that such Person make a Qualifying Take-Over Bid, including adopting a Shareholder Rights Plan and/or requesting that Governmental Agencies prohibit or otherwise prevent such offer or acquisition, unless:

(a)                                                    either prior to or simultaneously with the Triggering Event, such Person makes a Qualifying Take-Over Bid (and, in the event that such Qualifying Take-Over Bid was made prior to the Triggering Event, such Qualifying Take-Over Bid has not been withdrawn, abandoned or terminated prior to or simultaneously with the Triggering Event); or

(b)                                                   the Triggering Event was a Permitted Bid Acquisition.

7.1.3                      A Person in respect of whom the Corporation and TR PLC are taking actions to procure a Qualifying Take-Over Bid pursuant to subsection 7.1.2 shall be deemed to be acting in breach of these Articles.

7.1.4                      This Article 7 does not apply to offers to acquire or acquisitions of Common Shares or TR PLC Ordinary Shares, or similar proposals or transactions, by either the Corporation or TR PLC or any of their respective Subsidiaries.

7.1.5                      For avoidance of doubt, the provisions of this Article 7 shall not be interpreted to diminish, limit, restrict or otherwise affect in any way the right of the Board of Directors to make a recommendation to accept or reject any take-over bid or similar transaction that constitutes a Qualifying Take-Over Bid.

7.2                                                                               Qualifying Take-Over Bids

7.2.1                      In this Article 7:

(a)                                                    “Interest” means, in relation to TR PLC Ordinary Shares, an interest in TR PLC Ordinary Shares within the meaning of the UK City Code and the words “Interested in” and similar words have corresponding meanings;

(b)                                                   “Permitted Bid Acquisition” means an offer to acquire or an acquisition of outstanding Common Shares and/or TR PLC Ordinary Shares made pursuant to an exemption from the take-over bid provisions of Applicable Laws, where the value of the consideration paid for any such Common Shares and/or TR PLC Ordinary Shares acquired is not in excess of the respective market values thereof at the date of acquisition;

(c)                                                    “Qualifying Take-Over Bid” means an offer or offers to acquire (by way of take-over bid or similar transaction) all of the outstanding Common Shares and TR PLC Ordinary Shares or a similar transaction or transactions (i) which are made in compliance with Applicable Laws, and (ii) which (provided that compliance with the following is not inconsistent with Applicable Laws):

(i)                         are made to all holders of Common Shares and TR PLC Ordinary Shares;

(ii)                      are undertaken with respect to the Common Shares and TR PLC Ordinary Shares at or about the same time; and

(iii)                  are equivalent (although not necessarily the same) in all material respects to the holders of Common Shares, on the one hand, and the holders of TR PLC Ordinary Shares, on the other hand, including with respect to:

(A)                              the consideration offered for such shares (taking into account exchange rates and the Equalization Ratio);

(B)                                the information provided to such holders;

(C)                                the time available to such holders to consider such offer; and

(D)                               the conditions to which the offers are subject.

(d)                                                   “Take-Over Bid Thresholds” means, at any time:

(i)                        Beneficial Ownership of 20% or more of the outstanding Common Shares;

(ii)                     an Interest in 30% or more of the outstanding TR PLC Ordinary Shares (taking into account TR PLC Ordinary Shares in which Persons acting in concert (within the meaning of the UK City Code) are Interested); or

(iii)                  an Interest in such number of outstanding Common Shares and/or TR PLC Ordinary Shares (taking into account Common Shares and/or TR PLC Ordinary Shares in which Persons acting in concert (within the meaning of the UK City Code) are Interested) to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast 30% or more of all votes entitled to be cast on a Joint Electorate Action by all shareholders of the Corporation and TR PLC (excluding the holder of the Special Voting Share and the holder of the TR PLC Special Voting Share), in each case calculated in accordance with Applicable Laws governing take-over bids.

ARTICLE 8.
INTERPRETATION

8.1                                                                               Headings

Headings are for convenience only and are not to affect the meaning or construction of any of the provisions of these Articles.

8.2                                                                               References to Articles

References to “these Articles”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to these Articles, as amended or supplemented from time to time, and not to any particular Article, section, subsection, clause or other portion hereof and include any and every instrument supplemental or ancillary hereto.

8.3                                                                               Acting Jointly or in Concert

8.3.1                      For the purposes of these Articles, it is a question of fact as to whether a Person is acting jointly or in concert with another Person (the “first-mentioned Person”) and, without limiting the generality of the foregoing, the following shall be presumed to be acting jointly or in concert with the first-mentioned Person:

(a)                                                    every other Person who has any agreement, commitment or understanding, whether formal or informal, with the first-mentioned Person, or with any other Person acting jointly or in concert with the first-mentioned Person, to acquire or offer to acquire voting securities or securities convertible into or exchangeable for voting securities;

(b)                                                   every other Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first-mentioned Person, or with any other Person acting jointly or in concert with the first-mentioned Person, intends to exercise jointly or in concert with the first-mentioned Person or with any other Person acting jointly or in concert with the first-mentioned Person any voting rights attaching to any such securities; and

(c)                                                    every Associate or Affiliate of the first-mentioned Person.

8.3.2                      Notwithstanding subsection 8.3.1, a registered dealer acting solely in an agency capacity for the first-mentioned Person in connection with the acquisition of voting securities or securities convertible into or exchangeable for voting securities and not executing principal transactions for its own account in such securities or performing services beyond customary dealer’s functions shall not be presumed solely by reason of such agency relationship to be acting jointly or in concert with the first-mentioned Person.

8.4                                                                               Deemed Beneficial Ownership

8.4.1                      For the purposes of these Articles, a Person will be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(a)                                                    any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(b)                                                   any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity,

                                                                  where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or the making of any payment, upon the exercise of any conversion, exchange or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than pursuant to pledges of securities in the ordinary course of business); and

(c)                                                    any securities which are Beneficially Owned within the meaning of clauses (a) or (b) by any other Person with whom such Person is acting jointly or in concert;

8.4.2                      Notwithstanding subsection 8.4.1, a Person will not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any securities because:

(a)                                                    such Person is the registered holder of such securities as a result of carrying on the business of or acting as a nominee of a securities depositary;

(b)                                                   such Person is an underwriter or member of a banking group or selling group acting in such capacity that has become the Beneficial Owner of such securities in connection with a distribution of securities pursuant to a prospectus or by way of private placement provided such Person does not Beneficially Own such securities for a period in excess of one year;

(c)                                                    such Person holds such securities in its capacity as trustee of a trust under which such Person has no independent powers, discretions or responsibilities and must act on the instructions of the beneficiaries; or

(d)                                                   such Person is acting as a Securities Intermediary in relation to such securities and does not exercise independent control or direction over such securities.

8.5                                                                               Determinations of the Board

8.5.1                      Any determinations or decisions made by the Board of Directors pursuant to these Articles shall be final and binding.

8.6                                                                               Definitions

8.6.1                      Subject to subsection 8.6.2, for the purposes of these Articles, the following terms shall have the following meanings:

(a)                                                    “Acquiring Person” means, at any particular time, any Person, other than an Approved Person or a member of the TR Group, who (i) is or becomes the Beneficial Owner of 15% or more of the outstanding Voting Shares or (ii) is deemed to be an Acquiring Person pursuant to subsection 1.6.6(c) or subsection 1.6.6(g);

(b)                                                   “Action” means, in relation to the Corporation or TR PLC, any Distribution or action affecting the amount or nature of issued share capital of the Corporation or TR PLC, including any offer by way of rights, bonus issue, sub-division or consolidation, repurchase or buy-back, or offer to purchase, or amendment of the rights of any Shares, or a series of one or more such actions;

(c)                                                    “Affiliate” means, with respect to any Person, any Person that Controls such Person, is Controlled by such Person or is under common Control with such Person;

(d)                                                   “Applicable Laws” means:

(i)                          any applicable law, statute, rule or regulation and any judgment, order, decree, licence, permit, directive or requirement of any Governmental Agency having jurisdiction over the Corporation and/or TR PLC; and

(ii)                       the rules, regulations and guidelines of:

(A)                              any stock exchange or other trading market on which any shares or other securities or depositary receipts representing such shares or securities of either the Corporation or TR PLC are listed, traded or quoted; and

(B)                                any other body with which entities with securities listed or quoted on such exchanges customarily comply,

(but, if not having the force of law, only if compliance with such directives, requirements, rules, regulations or guidelines is in accordance with the general practice of Persons to whom they are intended to apply), in each case for the time being in force and taking account of all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to the Corporation or TR PLC, as the case may be;

(e)                                                    “Approved Person” means, at any particular time, any Person who has been designated as such for the purposes of these Articles by the holder of the Reuters Founders Share, in its sole and absolute discretion, by notice given in writing to the Corporation, unless such designation has been revoked in accordance with the Terms of Approval;

(f)                                                      “Associate”, where used to indicate a relationship with any Person, means:

(i)                        any issuer of which such Person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the issuer for the time being outstanding;

(ii)                     any partner of that Person;

(iii)                  any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity;

(iv)                 any relative of that Person who resides in the same home as that Person;

(v)                    any Person who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage; or

(vi)                 any relative of a Person mentioned in clause (v) who has the same home as that Person;

(g)                                                   “Beneficial Ownership”, with respect to any securities, means direct or indirect beneficial ownership of, or control or direction over, those securities; and the words “Beneficial Owner” and “Beneficially Own” and similar words have corresponding meanings;

(h)                                                   “Board of Directors” or “Board” means the board of directors of the Corporation (or a duly authorized committee of the board of directors of the Corporation) from time to time;

(i)                                                       “Canada Evidence Act” means the Canada Evidence Act, as may be amended from time to time and any successor legislation thereto;

(j)                                                       “Class Rights Action” means each of the following actions if proposed to be taken by either the Corporation or TR PLC:

(i)                          the voluntary Liquidation of such company;

(ii)                     any adjustment to the Equalization Ratio other than an adjustment made pursuant to Section 3.1.1(C) of the Equalization and Governance Agreement;

(iii)                  any amendment to, or termination of (including, for the avoidance of doubt, the voluntary termination of), the Equalization and Governance Agreement, the Special Voting Share Agreement, the TR Corporation Guarantee or the TR PLC Guarantee, other than any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of the shareholders of the Corporation or TR PLC or is necessary to correct any inconsistency or manifest error as may be agreed by the TR Board;

(iv)                 any amendment to, removal or alteration of the effect of (which shall include the ratification of any breach of) any of the TR Corporation Entrenched DLC Provisions or the TR PLC Entrenched DLC Provisions;

(v)                      a change in the corporate status of the Corporation from a corporation existing under the OBCA with its primary listing on the TSX or the NYSE or of TR PLC from a public limited company incorporated in England and Wales with its primary listing on the Official List of the UK Listing Authority (unless such change occurs in connection with a termination of the Equalization and Governance Agreement in accordance with Section 11.1.1 or Section 11.1.2(B) thereof);

(vi)                 any other action or matter the TR Board determines (either in a particular case or generally) should be approved as a Class Rights Action; and

(vii)              any Action to be approved as a Class Rights Action pursuant to Section 3.1.1(C) of the Equalization and Governance Agreement;

provided, however, that if a particular matter constitutes both a Joint Electorate Action and a Class Rights Action, it shall be treated as a Class Rights Action;

(k)                                                    “Common Shares” has the meaning attributed thereto in subsection 1.1(a);

(l)                                                       “Control” means:

(i)                        when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person (in the case of the Corporation or TR PLC, either alone or together with the other corporation) at the relevant time of shares of such corporation carrying more than the greater of (A) 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (B) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that are sufficient to elect a majority of the directors of such corporation; and

(ii)                     when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person (in the case of the

                                     Corporation or TR PLC, either alone or together with the other corporation) at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity;

and the words “Controlled by”, “Controlling” and “under common Control with” and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the “second-mentioned Person”) shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on;

(m)                                                 “Convertible Securities” means any securities (including rights, warrants and options) carrying any purchase, exercise, conversion or exchange rights, pursuant to which the holder of such securities may acquire voting securities or other securities convertible into or exercisable or exchangeable for voting securities (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency);

(n)                                                   “Corporation” means Thomson Reuters Corporation, a corporation incorporated and existing in accordance with the laws of the Province of Ontario;

(o)                                                   “Cross-Guarantees” means, collectively, the TR Corporation Guarantee and the TR PLC Guarantee, and “Cross-Guarantee” means either one of them;

(p)                                                   “Directors” means those individuals appointed or elected to the Board of Directors from time to time and “Director” means any one of them;

(q)                                                   “Distribution” means, in relation to the Corporation or TR PLC, any dividend or other distribution, whether of income or capital, and in cash or any other form, made by such company or any of its Subsidiaries to the holders of Common Shares, in the case of the Corporation, or TR PLC Ordinary Shares, in the case of TR PLC;

(r)                                                      “DLC Structure” means the dual listed company structure effected pursuant to the Equalization and Governance Agreement and the transactions contemplated thereby, including the Special Voting Share Agreement, these Articles, the TR Corporation By-Laws, the TR PLC Memorandum and Articles and the Cross-Guarantees;

(s)                                                    “Economic Equivalence” has the meaning attributed thereto in subsection 6.1.1(a);

(t)                                                      “Entrenched DLC Articles” means Section 1.5, Section 1.7, subsection 2.1.2, subsection 2.2.2, subsection 2.2.3, Section 2.3 and Article 4 through Article 7 of these Articles and the definitions referred to therein;

(u)                                                   “Entrenched DLC By-Laws” means Article 6 and Article 10 of the TR Corporation By-Laws and the definitions referred to therein;

(v)                                                   “Equalization and Governance Agreement” means the Equalization and Governance Agreement, dated as of April       , 2008, between the Corporation and TR PLC, a copy of which is attached to these Articles as Exhibit A, as the same may be amended or modified from time to time in accordance with its terms;

(w)                                                 “Equalization Ratio” means, at any time, the ratio of (i) one to (ii) the TR PLC Equivalent Number at such time;

(x)                                                     “Equalization Share” has the meaning attributed thereto in subsection 1.1(e);

(y)                                                   “Equivalent Distribution” has the meaning attributed thereto in Section 5.1;

(z)                                                     “Equivalent Resolution” means, in relation to a resolution of the Corporation, a resolution of TR PLC that is certified by a duly authorized officer of TR PLC as equivalent in nature and effect to such resolution of the Corporation;

(aa)                                              “Governmental Agency” means a court of competent jurisdiction, any government or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the UK Panel on Takeovers and Mergers, the European Commission, the London Stock Exchange, the UK Listing Authority, the Canadian securities regulatory authorities, the TSX, the U.S. Securities and Exchange Commission, the NYSE and NASDAQ;

(bb)                                            “holder”, with respect to any shares in the capital of the Corporation or TR PLC, means the registered holder of such shares;

(cc)                                              “Insolvency Notice” has the meaning attributed thereto in subsection 6.1.1(a);

(dd)                                            “Insolvency Notice Date” has the meaning attributed thereto in subsection 6.1.1(b);

(ee)                                              “Interest”, except for the purposes of Article 7, has the meaning attributed thereto paragraph 2.4.1(aa) of the TR PLC Articles;

(ff)                                                  “Joint Electorate Action” means any action put to shareholders of either the Corporation or TR PLC, except for a Class Rights Action or a Procedural Resolution. For the avoidance of doubt, each of the following actions, if put to the holders of Common Shares or the holders of TR PLC Ordinary Shares, shall be put to the TR Shareholders as a Joint Electorate Action:

(i)                          the appointment, election, re-election or removal of any director of the Corporation or TR PLC;

(ii)                       to the extent such receipt or adoption is required by Applicable Laws, the receipt or adoption of the financial statements or accounts of the Corporation or TR PLC, or financial statements or accounts prepared on a consolidated basis, other than any financial statements or accounts in respect of the period(s) ended prior to April       , 2008;

(iii)                    a change of name of the Corporation or TR PLC; and

(iv)                   the appointment or removal of the auditors of the Corporation or TR PLC;

(gg)                                            “Liquidation” means, with respect to either the Corporation or TR PLC, any liquidation, winding up, receivership, dissolution, insolvency or equivalent or analogous proceedings pursuant to which the assets of such company will be liquidated and distributed to creditors and other holders of provable claims against such company;

(hh)                                            “London Stock Exchange” means the London Stock Exchange plc or any successor thereto;

(ii)                                                    “Market Capitalization”, in relation to the Corporation, means the total value of all issued Common Shares (determined by reference to the closing price of those shares on the relevant day on the stock exchange on which it has its highest daily average trading volume over the 30 trading days prior to such day);

(jj)                                                    “Matching Action” means, in relation to an Action of the Corporation (the “Primary Action”), an Action by TR PLC the overall effect of which, as determined by the TR Board, is such that, when taken together with the Primary Action, the economic benefits and voting rights in relation to Joint Electorate Actions of a holder of a TR PLC Ordinary Share relative to the rights of a holder of a Common Share are maintained in proportion to the then prevailing Equalization Ratio;

(kk)                                              “NASDAQ” means the National Association of Security Dealers, Inc. Automated Quotations System or any successor thereto;

(ll)                                                    “NYSE” means the New York Stock Exchange, Inc. or any successor thereto;

(mm)                                        “OBCA” means the Business Corporations Act (Ontario), as it may be amended from time to time and any successor legislation thereto;

(nn)                                            “Parallel Shareholder Meeting”, in relation to a meeting of shareholders of the Corporation, means any meeting of the shareholders of TR PLC which is:

(i)                          nearest in time to, or is contemporaneous with, such meeting of the shareholders of the Corporation and at which some or all of the same resolutions or some or all Equivalent Resolutions are to be considered; or

(ii)                       designated by the TR PLC Board as the parallel meeting of shareholders of TR PLC of such meeting of shareholders of the Corporation;

(oo)                                            “Permitted Bid Acquisition” has the meaning attributed thereto in subsection 7.2.1(b);

(pp)                                            “Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative;

(qq)                                            “Preference Shares” has the meaning attributed thereto in subsection 1.1(b);

(rr)                                                  “Procedural Resolution” means a resolution of a procedural or technical nature put to shareholders at any meeting of the Corporation or TR PLC, whether annual, general or otherwise, including, without limitation, any resolution:

(i)                          that certain Persons be allowed to attend or be excluded from attending the meeting;

(ii)                       that discussion be closed and the question put to the vote (provided no amendments have been raised);

(iii)                    that the question under discussion not be put to the vote;

(iv)                   to proceed with matters in an order other than that set out in the notice of the meeting;

(v)                      to adjourn the debate (for example, to a subsequent meeting); and

(vi)                   to adjourn the meeting;

(ss)                                              “Proven Creditors” means all Persons that the liquidator or trustee in bankruptcy or similar person of TR PLC has established as ranking in priority to the holders of TR PLC Ordinary Shares and who would be entitled to a payment as a result of the liquidation, insolvency or bankruptcy of TR PLC;

(tt)                                                  “Qualifying Take-Over Bid” has the meaning attributed thereto in subsection 7.2.1(a);

(uu)                                            “Requisite Majority” means, in the case of an ordinary resolution, a majority or, in the case of a special resolution, two-thirds;

(vv)                                            “Rescission Notice” has the meaning attributed thereto in subsection 1.6.7(c);

(ww)                                        “Reuters Founders Share” has the meaning attributed thereto in subsection 1.1(d);

(xx)                                                “Reuters Founders Share Articles” means Section 1.6, Section 2.4 and Article 3 of these Articles and the definitions of any defined terms incorporated therein;

(yy)                                            “Reuters Founders Share By-Laws” means Article 6 and Section 9.2 of the TR Corporation By-Laws
and the definitions of any defined terms incorporated therein;

(zz)                                                “Reuters Founders Share Company” means Reuters Founders Share Company Limited, a corporation incorporated and existing in accordance with the laws of England and Wales;

(aaa)                                        “Reuters Founders Share Control Notice” has the meaning attributed thereto in subsection 1.6.7(b);

(bbb)                                     “Reuters Founders Share Provisions” means the Reuters Founders Share Articles and the Reuters
Founders Share By-Laws;

(ccc)                                        “Reuters Founders Share Requisition” has the meaning attributed thereto in subsection 1.6.9(a);

(ddd)                                     “Reuters Trust Principles” has the meaning attributed thereto in subsection 2.4.1;

(eee)                                        “Reuters Trustees” means the members and directors from time to time of Reuters Founders Share Company;

(fff)                                              “Securities Intermediary” has the meaning attributed thereto in the Securities Transfer Act;

(ggg)                                     “Securities Transfer Act” means the Securities Transfer Act (Ontario), as it may be amended from time to time and any successor legislation thereto;

(hhh)                                     “Series II Preference Shares” has the meaning attributed thereto in subsection 1.6.5(a);

(iii)                                                 “Shareholder Rights Plan” means a plan adopted by the Corporation which provides for a distribution to all holders of its Shares and/or Shares of TR PLC of rights which entitle such holders (other than a Person in respect of whom the Corporation and TR PLC are taking actions to procure a Qualifying Take-Over Bid pursuant to subsection 7.1.2) to subscribe for or purchase Shares at a price which is substantially less than the respective market values thereof;

(jjj)                                                 “Shares” means, in relation to the Corporation, the Common Shares and, in relation to TR PLC, the TR PLC Ordinary Shares;

(kkk)                                        “Special Voting Share” has the meaning attributed thereto in subsection 1.1(c);

(lll)                                                 “Special Voting Share Agreement” means the Special Voting Share Agreement, dated as of April       2008, by and among the Corporation, TR PLC, the TR Corporation Special Voting Share Trustee and the TR PLC Special Voting Share Trustee, a copy of which is attached to these Articles as Exhibit D, as the same may be amended or modified from time to time in accordance with its terms;

(mmm)                         “Subsidiary”, with respect to any Person, means a Person Controlled by such Person;

(nnn)                                     “Take-Over Bid Thresholds” has the meaning attributed thereto in subsection 7.2.1(d);

(ooo)                                     “Tax” or “Taxes” means any taxes, levies, imposts, deductions, charges, withholdings or duties levied by any authority (including goods and services taxes, value added taxes and any other stamp and transaction duties) (together with any related interest, penalties, fines and expenses in connection with them);

(ppp)                                     “Tax Benefit” means any credit, rebate, exemption, deduction or benefit in respect of Tax available to any Person;

(qqq)                                     “Terms of Approval” means, in relation to an Approved Person, an agreement or undertaking, if any, entered into by that Approved Person with the holder of the Reuters Founders Share in connection with being designated as an Approved Person;

(rrr)                                              “Thomson Reuters News Services” means any news services which may from time to time be supplied by the Corporation or any of its Subsidiaries;

(sss)                                        “TR Board” means each of the Board of Directors and the TR PLC Board;

(ttt)                                              “TR Corporation By-Laws” means the by-laws of the Corporation, as they may be amended from time to time;

(uuu)                                     “TR Corporation Entrenched DLC Provisions” means the Entrenched DLC Articles and the Entrenched DLC By-Laws;

(vvv)                                     “TR Corporation Group” means, collectively, the Corporation and its Subsidiaries from time to time, and a member of the TR Corporation Group means any one of them;

(www)                               “TR Corporation Guarantee” means the deed of guarantee dated as of April       , 2008 between the Corporation and TR PLC whereby the Corporation agrees to guarantee certain obligations of TR PLC for the benefit of creditors of TR PLC, a copy of which is attached to these Articles as Exhibit B, as the same may be amended or modified from time to time in accordance with its terms;

(xxx)                                           “TR Corporation Special Voting Share Trust” means the trust created by the TR Corporation Special Voting Share Trust Deed;

(yyy)                                     “TR Corporation Special Voting Share Trust Deed” means the agreement dated as of April       , 2008 between Thomson Reuters Corporation, as settlor, and the TR Corporation Special Voting Share Trustee;

(zzz)                                           “TR Corporation Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of TR Corporation Special Voting Share Trust, and includes any successor trustee of TR Corporation Special Voting Share Trust;

(aaaa)                                  “TR Group” means, collectively, the TR Corporation Group and the TR PLC Group operating as a unified group pursuant to the DLC Structure;

(bbbb)                              “TR PLC” means Thomson Reuters PLC, a public limited company incorporated in England and Wales;

(cccc)                                “TR PLC Acquiring Person” means a Person who is an “Acquiring Person” for the purposes of the TR PLC Articles;

(dddd)                            “TR PLC ADS” means an American Depositary Share of TR PLC listed on NASDAQ, each of which represents six TR PLC Ordinary Shares;

(eeee)                                “TR PLC Articles” means the articles of association of TR PLC, as they may be amended or supplemented from time to time;

(ffff)                                        “TR PLC Board” means the board of directors of TR PLC (or a duly authorized committee of the board of directors of TR PLC) from time to time;

(gggg)                              “TR PLC Entrenched DLC Provisions” has the meaning attributed thereto in the TR PLC Articles;

(hhhh)                            “TR PLC Equivalent Number” means the number of TR PLC Ordinary Shares that enjoy equivalent rights to Distributions (calculated having regard to Section 3.2(A) of the Equalization and Governance Agreement) and voting rights in relation to Joint Electorate Actions as one Common Share.  Initially, the TR PLC Equivalent Number shall be one but shall be adjusted as provided in Section 3 of the Equalization and Governance Agreement.  In all cases, the TR PLC Equivalent Number shall be rounded to four decimal places;

(iiii)                                            “TR PLC Group” means, collectively, TR PLC and its Subsidiaries from time to time, and a member of the TR PLC Group means any one of them;

(jjjj)                                            “TR PLC Guarantee” means the deed of guarantee dated as of April       , 2008 between TR PLC and the Corporation whereby TR PLC agrees to guarantee certain obligations of the Corporation for the benefit of creditors of the Corporation, a copy of which is attached to these Articles as Exhibit C, as the same may be amended or modified from time to time in accordance with its terms;

(kkkk)                                “TR PLC Memorandum” means the memorandum of association of TR PLC, as it may be amended or supplemented from time to time;

(llll)                                              “TR PLC Memorandum and Articles” means the TR PLC Memorandum and TR PLC Articles;

(mmmm)                    “TR PLC Ordinary Shares” means ordinary shares in the capital of TR PLC (including the ordinary shares underlying each TR PLC ADS);

(nnnn)                              “TR PLC Reuters Founders Share” means the Reuters founders share of £1.00 (one pound) in TR PLC;

(oooo)                              “TR PLC Special Voting Share” means the special voting share of £500,000.00 (five hundred thousand pounds) in TR PLC;

(pppp)                              “TR PLC Special Voting Share Trust” means the trust created by the TR PLC Special Voting Share Trust Deed;

(qqqq)                              “TR PLC Special Voting Share Trust Deed” means the agreement dated as of April       , 2008 between Thomson Reuters Corporation, as settlor, and the TR PLC Special Voting Share Trustee;

(rrrr)                                          “TR PLC Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of TR PLC Special Voting Share Trust, and includes any successor trustee of TR PLC Special Voting Share Trust;

(ssss)                                  “TR Shareholders” means, collectively, the holders of Common Shares and the holders of TR PLC Ordinary Shares;

(tttt)                                          “Triggering Event” has the meaning attributed thereto in subsection 7.1.2;

(uuuu)                              “TSX” means the Toronto Stock Exchange or any successor thereto;

(vvvv)                              “UK City Code” means the UK City Code on Takeovers and Mergers, as it may be amended from time to time and any successor legislation thereto;

(wwww)                    “UK Listing Authority” means the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or any successor thereto;

(xxxx)                                    “Voting Shares” means:

(i)                          in relation to the Corporation, Common Shares and, at any particular time, any other securities of the Corporation (excluding debt securities, the Special Voting Share and the Reuters Founders Share) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing; and

(ii)                       in relation to TR PLC, TR PLC Ordinary Shares and, at any particular time, any other securities of TR PLC (excluding debt securities, the TR PLC Special Voting Share and the TR PLC Reuters Founders Share) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing; and

(yyyy)                              “Wholly-Owned Subsidiary”, with respect to any Person, means any Subsidiary of which that Person at the time of determination, directly and/or indirectly, through one or more other Subsidiaries, Beneficially Owns and/or is Interested in 100% of the Voting Shares of such Subsidiary.

8.6.2                                        Terms defined in Sections 1.3 and 1.4 shall not have any meaning attributed thereto for the purposes of these Articles except in those Sections and terms defined elsewhere in these Articles shall not have any meaning attributed thereto in Sections 1.3 and 1.4.

EXHIBIT A
EQUALIZATION AND GOVERNANCE AGREEMENT

A-1

EXHIBIT B
TR CORPORATION GUARANTEE

B-1

EXHIBIT C
TR PLC GUARANTEE

C-1

EXHIBIT D
SPECIAL VOTING SHARE AGREEMENT

D-1